Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

June 18, 2010

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on June 18, 2010.

Item 4	Summary of Material Change

Gammon Gold Completes Strategic Option Agreement with Valdez Gold Inc. for the Los Jarros Properties in the Ocampo-Pinos Altos Region

Item 5	Full Description of Material Change

Gammon Gold Inc. announces that it has executed a binding Letter of Intent that will give Gammon the option to acquire the 43,229 hectare block of mineral concessions called the “Los Jarros” Properties from Valdez Gold Inc. Under the terms defined in the Letter of Intent, Gammon will have the option to purchase a 100% interest in the properties, through a series of successive payments within 48 months of the date of the agreement.

The claims are contiguous to the Ocampo land package on the north and east, surround the Pinos Altos properties of Agnico-Eagle Mines Ltd., and cover regional structural extensions of the Concheňo properties of Frisco Mining. Past work by Valdez Gold Inc. has identified a high-sulfidation epithermal gold prospect in the southern portion of the properties as well, between the Candameňa gold-silver district, and the Orisyvo project of Fresnillo PLC. The Ocampo properties of Gammon cover approximately 11,262 hectares, and the recent addition of option contracts on the Venus properties (4,491 hectares), and the Los Jarros properties (43,229 hectares), brings Gammon’s mineral holdings in this highly competitive camp to approximately 58,982 hectares.

“This option is another step for our Company in building a significant land package in one of the most exciting and competitive districts in Mexico. Our options of the Venus and Los Jarros properties have quadrupled our land holdings to a dominant position in a district that we know well, and we plan to begin basic exploration of the Los Jarros properties as soon as the definitive exploration agreement is in place. We continue to work to identify opportunistic acquisitions that will increase and enhance our portfolio of exploration and development properties.” stated Peter Drobeck, Senior VP of Exploration and Business Development. He continued, “We are also deploying geologists from El Cubo to other exploration projects in the Ocampo region to support the Ocampo based team and accelerate the exploration program that includes fieldwork at the Jarros properties.”

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Anne Day
Director of Investor Relations
Gammon Gold Inc.
902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

June 18, 2010